June 7, 2019

VIA EDGAR CORRESPONDENCE

Irene Barberena-Meissner, Staff Attorney

Division of Corporation Finance

Office of Natural Resources

United States Securities Exchange Commission

Washington D.C. 20549

Re:	Barfresh Food Group, Inc.- Request for Effectiveness
Form S-1
Filed May 28, 2019
File No. 333-231783

Ladies and Gentlemen:

Pursuant to Rule 460 and Rule 461 under the Securities Act of 1933, as amended, Barfresh Food Group, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date of the above referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m., Eastern time, on Tuesday, June 11, 2019, or as soon thereafter as practicable.

The Company acknowledges that:

●	should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned and our legal counsel: Libertas Law Group Inc., Mark Abdou at (310) 359-8742; or Ruba Qashu at (949) 355-5405.

Very truly yours,

Barfresh Food Group, Inc.

/s/ Joseph Tesoriero
Joseph Tesoriero, Chief Financial Officer

cc:	Mr. Riccardo Delle Coste, Chief Executive Officer
Mark Abdou, Esq.
Ruba Qashu, Esq.